Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Company”), in compliance with the applicable rules of the Brazilian Securities and Exchange Commission (“CVM”), informs its stockholders and the market in general that the news article published today by Valor Pro “Itaú is sentenced to pay R$7.6 billion in a lawsuit for undue collection” references a court proceeding in which the monetary adjustment criteria of a loan agreement are currently under discussion.

The amount awarded is not supported by statutes and case law, which unanimously state that interest awarded by court decisions may not be capitalized.

Therefore, the Company states that:

•	It considers as remote the risk of loss in the above mentioned proceeding and that this understanding is supported by its lawyers; and
•	It will appeal against the decision, which was awarded by a lower court.

Finally, the Company undertakes to keep its stockholders and the market informed of the outcome of this case, in line with its commitment to transparency towards stockholders.

São Paulo (SP), June 6, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer